SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 7, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contact:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD	David Pasquale
886-6-507-7712	+646-536-7006
s.k._chen@chipmos.com.tw	dpasquale@theruthgroup.com

Samsung Electronics Engages ChipMOS for its DDR II DRAM Products Assembly Services

Hsinchu, Taiwan, Oct. 7, 2004 –ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq:IMOS) announced today that its 70.3% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) has entered into an agreement with Samsung Electronics Co., Ltd. to provide assembly services for Samsung Electronics’ 60 ball Fine-pitch BGA packages for its DDR II 512Mb DRAM products. ChipMOS Taiwan is currently in the qualification process with Samsung Electronics, which it expects to complete by yearend.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This latest agreement is another recognition of ChipMOS’ technology expertise and our ability to successfully partner with the world’s leading semiconductor companies to support their product roadmaps. We continue to successfully expand our customer base and engagements with existing customers because of the strategic investments we’ve made in advanced technologies, our geographic strength, the quality of our engineers and the commitment of our entire organization to ensuring the success of all customer programs.”

About Samsung Electronics Co., Ltd.

Samsung Electronics Co. Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2003 parent company sales of US$36.4 billion and net income of US$5.0 billion. Employing approximately 88,000 people in 89 offices in 46 countries, the company consists of six main business units: Corporate Technology Operations, Digital Appliance Business, Digital Media Business, LCD Business, Semiconductor Business and Telecommunication Network Business. Recognized as one of the fastest growing global brands, Samsung Electronics is the world’s largest producer of color monitors, color TVs, memory chips, TFT-LCDs and VCRs. For more information, visit (www.samsung.com)

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.